SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Dated as of April 15, 1991 BELL CANADA and THE ROYAL TRUST COMPANY — COMPAGNIE TRUST ROYAL Trustee TWENTY-NINTH SUPPLEMENTAL TRUST INDENTURE

Table of Contents
SECTION		PAGE
	Recitals	1

ARTICLE ONE
INTERPRETATION

1.01	Part of Original Trust Indenture	3
1.02	Definitions	3

ARTICLE TWO
ISSUE OF SERIES EG DEBENTURES

2.01	Limit of Issue and Designation	4
2.02	Form and Terms of Series EG Debentures	4
2.03	Issue of Series EG Debentures	4
2.04	Notice to Series EG Debentureholders	5

ARTICLE THREE
REDEMPTION AND PURCHASE OF SERIES EG DEBENTURES

3.01	Not Redeemable	6
3.02	Purchase of Series EG Debentures	6

ARTICLE FOUR
FORM OF SERIES EG DEBENTURES

4.01	Form of Series EG Debentures	7

ARTICLE FIVE
EXECUTION

5.01	Counterparts and Formal Date	19

THIS TWENTY-NINTH SUPPLEMENTAL TRUST INDENTURE made as of April 15, 1991

BETWEEN
BELL CANADA incorporated under the laws of Canada and having its registered office in the City of Montréal, in the Province of Québec, herein called the “Corporation”

OF THE FIRST PART
—and—

THE ROYAL TRUST COMPANY —COMPAGNIE TRUST ROYAL a trust company incorporated under the laws of the Province of Québec and having its head office in the City of Montréal in the said Province, herein called the “Trustee”

OF THE SECOND PART

     WHEREAS under an indenture made as of July 1, 1976 between the Corporation and the Trustee (the “Original Trust Indenture”) the creation and issue of Debentures from time to time without limitation as to principal amount was provided for;

     AND WHEREAS by indentures supplemental to the Original Trust Indenture, the Corporation has issued or authorized for issue (U.S.) $60,000,000 principal amount of 8¾% Debentures, Series DB, Due 1986, $150,000,000 principal amount of 9.40% Debentures, Series DC, Due 2002, (U.S.) $100,000,000 principal amount of 7¾% Debentures, Series DD, Due 1987, $200,000,000 principal amount of 9.85% Debentures, Series DF, Due 2005, $175,000,000 principal amount of 11% Debentures, Series DG, Due 2004, $60,000,000 principal amount of 10 3/4% Debentures, Series DH, Due 1986, $200,000,000 principal amount of 10½% Debentures, Series DI, Due 1985, $100,000,000 principal amount of 16% Debentures, Series DL, Due 1989, $125,000,000 principal amount of 13 7/8% Debentures, Series DM, Due 2000, $125,000,000 principal amount of 12.65% Debentures, Series DN, Due 2003, $125,000,000 principal amount of 12 1/4% Debentures, Series DO, Due 1997, $125,000,000 principal amount of 10 7/8% Debentures, Series DP, Due 2007, $50,000,000 principal amount of 10% Debentures, Series DQ, Due 1991, $150,000,000 principal amount of 9 3/8% Debentures, Series DR, Due 2006, $125,000,000 principal amount of 9.65% Debentures, Series DS, Due 2009, $125,000,000 principal amount of 9.65% Debentures, Series DT, Due 2009, $125,000,000 principal amount of 9.45%

Debentures, Series DU, Due 2011, $125,000,000 principal amount of 10.50% Debentures, Series DV, Due 2009, $500,000,000 principal amount of 10.55% Debentures, Series DW, Due 2015, $500,000,000 principal amount of 10.50% Debentures, Series DX, Due 1998, $150,000,000 principal amount of 10 5/8% Debentures, Series DY, Due 1999, $500,000,000 principal amount of 11% Debentures, Series DZ, Due 2011, $500,000,000 principal amount of 10% Debentures, Series EA, Due 2000, $200,000,000 principal amount of 10 7/8% Debentures, Series EB, Due 2004, $500,000,000 principal amount of 10.35% Debentures, Series EC, Due 2009, $500,000,000 principal amount of 11.45% Debentures, Series ED, Due 2010, $125,000,000 principal amount of 12 3/8% Debentures, Series EE, Due 2000 and $500,000,000 principal amount of 12.50% Debentures, Series EF, Due 1995.

     AND WHEREAS pursuant to the provisions of the Original Trust Indenture and, in particular, section 2.04 thereof, the directors of the Corporation have authorized the creation and issue of additional Debentures thereunder upon the terms set forth in this Twenty-Ninth Supplemental Trust Indenture;

     AND WHEREAS all things necessary have been done and performed to authorize the execution of this Twenty-Ninth Supplemental Trust Indenture, to make the same effective and binding upon the Corporation and to make the additional Debentures when certified by the Trustee and issued as provided in this Twenty-Ninth Supplemental Trust Indenture valid, binding and legal obligations of the Corporation with the benefits and subject to the terms of the Original Trust Indenture and this Twenty-Ninth Supplemental Trust Indenture.

     NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

SECTION 1.01
ARTICLE ONE Interpretation

     SECTION 1.01. Part of Original Trust Indenture. The Original Trust Indenture is a part of this Twenty-Ninth Supplemental Trust Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Twenty-Ninth Supplemental Trust Indenture, unless there is something in the subject or context inconsistent therewith, the expressions herein contained shall have the same meaning as corresponding expressions in the Original Trust Indenture. All the provisions of the Original Trust Indenture except only so far as the same may be inconsistent with the express provisions of this Twenty-Ninth Supplemental Trust Indenture, shall apply to and shall have effect in connection with this Twenty-Ninth Supplemental Trust Indenture.

     Solely for purposes of the incorporation by reference herein of the Original Trust Indenture (i) the word “Company” defined in section 1.01 of the Original Trust Indenture shall be replaced by the word “Corporation” and (ii) whenever the word “Company” appears in the Original Trust Indenture, it shall be read as a reference to the word “Corporation”.

     SECTION 1.02. Definitions. In this Twenty-Ninth Supplemental Trust Indenture, unless there is something in the subject matter or context inconsistent therewith:

          “10.75% Debentures, Series EG, Due 2021” and “Series EG Debentures” mean the $500,000,000 aggregate principal amount of 10.75% Debentures, Series EG, Due 2021 referred to in section 2.01 hereof, including Debentures issued in substitution for any such Debentures.

SECTION 2.01
ARTICLE TWO Issue of Series EG Debentures

     SECTION 2.01. Limit of Issue and Designation. A series of Debentures is hereby created and authorized to be issued pursuant to the Original Trust Indenture consisting of and limited to $500,000,000 principal amount in lawful money of Canada and hereby designated “10.75% Debentures, Series EG, Due 2021”.

     SECTION 2.02. Form and Terms of Series EG Debentures. The Series EG Debentures shall be issued as Coupon Debentures, registrable as to principal only, in denominations of $1,000 and $25,000 and in such other denominations as may be approved by the Corporation; shall be in both the English and French languages and be in or substantially in the form set forth in Article Four; each of the Series EG Debentures shall be dated April 15,1991; shall be payable in lawful money of Canada on April 15, 2021 at any branch in Canada of Bank of Montreal, at the holder’s option, and shall bear interest payable in like money at the rate of 10.75% per annum; the first of such interest payments to be made on October 15, 1991 and thereafter half-yearly on April 15 and October 15 in each year shall be non-redeemable prior to April 15, 2021 and shall bear such distinguishing letters and numbers as the Trustee shall approve.

     Section 2.03. Issue of Series EG Debentures. Series EG Debentures to the aggregate principal amount of $125,000,000 in definitive form may forthwith be executed by the Corporation and certified by or on behalf of the Trustee and delivered by the Trustee to or upon the written order of the Corporation, without the Trustee receiving any consideration therefor.

     In addition, Series EG Debentures to the aggregate principal amount of $375,000,000 in definitive form may from time to time be executed by the Corporation and certified by or on behalf of the Trustee and delivered by the Trustee to or upon the written order of the Corporation, without the Trustee receiving any consideration therefor.

SECTION 2.04

     SECTION 2.04. Notice to Series EG Debentureholders. The Trustee shall, within 90 days after the occurrence of a default, give to all holders of Series EG Debentures notice (in the manner provided in Article Twelve of the Original Trust Indenture) of all defaults known to the Trustee, unless such defaults shall have been cured before the giving of such notice (the term “defaults” for the purpose of this section 2.04 being hereby defined to be the events specified in subsections (a), (b), (c), (d), (e) and (f) of section 6.01 of the Original Trust Indenture, not including periods of grace, if any, provided for therein and irrespective of the giving of the notice specified in subsection (d) of section 6.01 of the Original Trust Indenture); and provided that, except in the case of default in the payment of the principal of or interest on any of the Series EG Debentures, the Trustee shall be protected in withholding such notice if and so long as the board of directors, or the executive committee thereof, of the Trustee in good faith determines that the withholding of such notice is in the interest of the holders of the Series EG Debentures.

SECTION 3.01
ARTICLE THREE Redemption and Purchase of Series EG Debentures

     Section 3.01. Not Redeemable. The Series EG Debentures may not be redeemed for any purpose prior to maturity.

     Section 3.02. Purchase of Series EG Debentures. The Corporation shall have the right at any time and from time to time to purchase Series EG Debentures, or interests therein, in the market, by tender or by private contract at any price.

SECTION 4.01
ARTICLE FOUR Form of Series EG Debentures
SECTION 4.01. Form of Series EG Debentures, The following is the form of Series EG Debentures referred to in section 2.02:

No. $

BELL CANADA 10.75% DEBENTURE, SERIES EG, DUE 2021

     BELL CANADA (hereinafter called the “Corporation”) for value received hereby acknowledges itself indebted and promises to pay to the bearer hereof or, if registered, to the registered holder hereof on April 15, 2021, or on such earlier date as the principal hereof may become due in accordance with the provisions of the Trust Indenture hereinafter mentioned, the principal sum of DOLLARS in lawful money of Canada on presentation and surrender of this Debenture at any branch in Canada of Bank of Montreal, at the holder’s option, and to pay interest on the said principal sum from the date hereof at the rate of 10.75% per annum in like money, half-yearly on April 15 and October 15 in each year» commencing October 15, 1991, until the payment of the said principal sum, upon presentation and surrender of the respective interest coupons appertaining hereto as they severally become due; and should the Corporation at any time make default in the payment of any principal of or interest on this Debenture, to pay interest on the amount in default at the same rate, in like money, at the same places and half-yearly on the same dates.

     This Debenture is one of the Debentures of the Corporation issued or issuable in one or more series under the provisions of an indenture (which indenture together with all instruments supplemental or ancillary thereto is herein referred to as the “Trust Indenture”) made as of July 1, 1976, between the Corporation and The Royal Trust Company, as Trustee (hereinafter called the “Trustee”). The 10.75% Debentures, Series EG, Due 2021 (herein sometimes referred to as the “Series EG Debentures”), of which this is one, are limited to an aggregate principal amount of $500,000,000 in lawful money of Canada and mature on April 15, 2021. The aggregate principal amount of Debentures of other series which may be issued under the Trust Indenture is

SECTION 4.01

unlimited, but such Debentures may be issued only upon the terms and subject to the conditions provided in the Trust Indenture.

     This Debenture and all other Debentures certified and delivered under the Trust Indenture rank equally and ratably without discrimination, preference or priority. This Debenture is an unsecured direct obligation of the Corporation. Reference is made to the Trust Indenture for particulars of the rights of the holders of Debentures and of the Corporation and of the Trustee and the terms and conditions upon which the Debentures are issued and held, to all of which the holder of this Debenture, by acceptance hereof, assents.

     The Series EG Debentures may not be redeemed for any purpose prior to April 15, 2021.

     The right is reserved to the Corporation to purchase Series EG Debentures in the market, by tender or by private contract at any price.

     In case an event of default, as defined in the Trust Indenture, shall have occurred, the principal of and interest on all Debentures outstanding under the Trust Indenture may be declared, and shall thereupon become, immediately due and payable, with the effects and subject to the conditions set forth in the Trust Indenture. The Trust Indenture contains provisions for the waiver of defaults and cancellation of declarations and provides the terms and conditions under which such waivers and cancellations may be made.

     The Trust Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the holders of a specified majority of Debentures outstanding.

     Upon presentation at the principal office of the Trustee in Montréal, or at such other facilities as the Corporation may provide from time to time, subject to the provisions of the Trust Indenture and upon compliance with the reasonable requirements of the Trustee: (1) coupon Debentures of any denomination may be exchanged for Debentures of any other authorized denomination, in each case of the same series and of the same aggregate principal amount; and (2) coupon Debentures may be registered as to principal only and if so registered may be discharged from registry; and (3) a registered Debenture may be transferred by the registered holder thereof or his executors, administrators or other legal representatives or his or their attorney duly appointed in writing. A coupon Debenture, unless it has been registered

SECTION 4.01

as to principal and such registration noted thereon, shall be payable to bearer and pass by delivery, and notwithstanding such registration the coupons when detached therefrom shall continue to be payable to bearer and pass by delivery.

     This Debenture and the coupons appertaining hereto shall not become obligatory for any purpose until this Debenture shall have been certified by or on behalf of the Trustee for the time being under the Trust Indenture.

     IN WITNESS WHEREOF Bell Canada has caused its corporate seal to be hereto affixed and this Debenture to be signed by its President and its Corporate Secretary and dated April 15, 1991.

BELL CANADA

Corporate Secretary	President

(Seal)

(Form of Approval by the Corporation for Series EG Debentures in denominations other than $1,000 and $25,000)
The denomination of this Series EG Debenture has been approved by Bell Canada.

BELL CANADA

By:
(Title)

SECTION 4.01
(Form of Trustee’s Certificate) TRUSTEE’S CERTIFICATE
This Debenture is one of the 10.75% Debentures, Series EG, Due 2021 referred to in the Trust Indenture within mentioned.

THE ROYAL TRUST COMPANY, Trustee

By:

Authorized Officer

(Form of Interest Coupon for Series EG Debentures in denominations of $1,000 and $25,000)

INTEREST COUPON
     BELL CANADA will pay to the bearer on April 15 (October 15) the sum of DOLLARS in lawful money of Canada at any branch in Canada of Bank of Montreal, at the bearer’s option, being one-half year’s interest on its 10.75% Debenture, Series EG, Due 2021, No.

Vice-President	Coupon No. F

SECTION 4.01
(Form of Interest Coupon for Series EG Debentures in denominations other than $1,000 and $25,000)
INTEREST COUPON

     BELL CANADA will pay to the bearer on April 15 (October 15) the sum of DOLLARS in lawful money of Canada at the principal office of Bell Canada located in the City of Montréal, Québec, or in such other manner as may be agreed upon by Bell Canada and the bearer hereof, being one-half year’s interest on its 10.75% Debenture, Series EG, Due 2021, No.

     If the bearer of this coupon shall agree with Bell Canada at any time to reduce all or a portion of the obligation represented by this coupon, the portion of such obligation so reduced shall be verified by Bell Canada and endorsed by the Trustee on the Schedule of Interest Payments hereto, whereupon the obligation to pay interest in the amount set forth above shall be reduced for all purposes by the amount endorsed hereon. When the entire obligation represented by this coupon has been satisfied, the bearer hereof shall surrender this coupon to the Trustee for cancellation.

Vice-President	Coupon No.

This coupon appertains to one of the 10.75% Debentures, Series EG, Due 2021 of Bell Canada.

BELL CANADA

By:
(Title)

SECTION 4.01
SCHEDULE OF INTEREST PAYMENTS The interest obligation represented by this coupon has been reduced by the following amounts:

DATE OF REDUCTION OF INTEREST OBLIGATION	AMOUNT OF REDUCTION OF INTEREST OBLIGATION	REMAINING BALANCE OF INTEREST OBLIGATION	SIGNATURE OF BEARER OF COUPON	SIGNATURE OF OFFICER OR ASSISTANT TREASURER OF BELL CANADA	AUTHORIZED SIGNATURE OF TRUSTEE

SECTION 4.01
No	$

BELL CANADA DEBENTURE À 10.75%, SÉRIE EG, ÉCHÉANT EN 2021

BELL CANADA (ci-après appelée la «société»), pour valeur reçue, reconnaît par les présentes devoir et promet de payer au porteur de cette débenture, ou si celle-ci est immatriculée, à son porteur inscrit, le 15 avril 2021 ou à toute date antérieure à laquelle le principal des présentes peut devenir exigible en vertu des dispositions de l’acte de fiducie mentionné ci-dessous, le montant en principal de DOLLARS en monnaie légale du Canada sur présentation et remise de cette debenture à toute succursale au Canada de la Banque de Montréal, au choix du porteur, et de payer l’intérêt sur ledit montant en principal à compter de la date des présentes au taux de 10,75 % l’an, en la même monnaie, semi-annuellement le 15 avril et le 15 octobre de chaque année, à compter du 15 octobre 1991, jusqu’à ce que ledit montant en principal ait été payé, sur présentation et remise des coupons d’intérêt ci-annexés à leur date d’échéance respective. Au cas où la société ferait défaut, à tout moment, de payer le principal ou tout intérêt sur cette debenture, elle promet de payer l’intérêt sur le montant en défaut en la même monnaie et au même taux, aux mêmes endroits et semi-annuellement, aux mêmes dates.

     Cette débenture est l’une des débentures de la société émises ou pouvant être émises en une ou plusieurs séries en vertu des dispositions d’une convention (cette convention, ainsi que tous les actes supplémentaires ou se rattachant à celle-ci, sont ci-après appelés «l’acte de fiducie») intervenue en date du 1er juillet 1976 entre la société et la Compagnie Trust Royal (ci-après appelée le «fiduciaire») à titre de fiduciaire. Les débentures à 10,75%, série EG, échéant en 2021 (ci-après quelquefois appelées les «débentures de la série EG»), dont cette débenture fait partie, sont limitées au montant en principal global de $500,000,000 en monnaie légale du Canada et viennent à échéance le 15 avril 2021. Le montant en principal global des débentures des autres séries qui peuvent être émises en vertu de l’acte de fiducie est illimité, mais ces débentures ne peuvent être émises que conformément aux modalités et sous réserve des conditions prévues dans l’acte de fiducie.

     Cette débenture prend rang égal et proportionnel avec toutes les autres débentures attestées et livrées en vertu de l’acte de fiducie, sans distinction, préférence ou priorité. Cette débenture constitue une obligation directe non garantie de la société. Il y a lieu de se reporter à l’acte de fiducie pour le détail des droits des porteurs de débentures, ceux de la société et du fiduciaire et pour le détail des modalités et conditions en vertu

SECTION 4.01

desquelles les débentures sont émises et détenues, à l’ensemble desquels le porteur de cette débenture consent par son acceptation des présentes.

     La société ne peut racheter les débentures de la série EG à quelque fin que ce soit avant le 15 avril 2021.

     La société se réserve le droit d’acheter, à quelque prix que ce soit, des débentures de la série EG sur le marché, par appel d’offres ou par convention privée.

     Dans le cas d’un défaut, tel que le définit l’acte de fiducie, le principal et l’intérêt de toutes les débentures en cours en vertu de l’acte de fiducie peuvent être déclarés immédiatement dus et exigibles et le devenir dès lors, avec les conséquences et sous réserve des conditions contenues dans l’acte de fiducie. L’acte de fiducie contient des dispositions concernant la renonciation aux défauts et l’annulation de telles déclarations et précise les modalités et conditions auxquelles sont soumises ces renonciations et annulations.

     L’acte de fiducie contient des dispositions qui prévoient que tous les porteurs de débentures en cours seront liés par des résolutions adoptées aux assemblées de tels porteurs, tenues conformément à de telles dispositions, ainsi que par des écrits signés par les porteurs d’une majorité spécifiée de débentures en cours.

     Sur présentation au bureau principal du fiduciaire à Montréal, ou à tout autre endroit que peut choisir la société de temps à autre, mais sous réserve des dispositions de l’acte de fiducie et une fois satisfaites les exigences raisonnables du fiduciaire: (1) les débentures de toute coupure peuvent être échangées pour des débentures de toute autre coupure autorisée, dans chaque cas de la même série et pour un même montant en principal global; et (2) les débentures munies de coupons peuvent être immatriculées quant au principal seulement et si elles sont ainsi immatriculées elles peuvent être libérées de cette immatriculation; et (3) une débenture immatriculée peut être transférée par son porteur inscrit ou ses exécuteurs, administrateurs ou autres représentants légaux, ou par son ou leur fondé de pouvoir dûment mandaté par écrit. Une débenture munie de coupons, à moins qu’elle n’ait été immatriculée quant au principal et qu’une telle immatriculation n’ait été notée sur celle-ci, sera payable au porteur et cessible par livraison et, nonobstant l’immatriculation, les coupons une fois détachés de la débenture continueront d’être payables au porteur et d’être cessibles par livraison.

SECTION 4.01

     Cette débenture et les coupons qui s’y rapportent ne lieront la société que lorsque cette débenture aura été attestée par le fiduciaire alors en fonction en vertu de l’acte de fiducie ou au nom de celui-ci.

    EN FOI DE QUOI Bell Canada a fait apposer son sceau à cette débenture et l’a fait signer par son président et son secrétaire de la société en date du 15 avril 1991.

BELL CANADA

Le secrétaire de la société,	Le président,

(Seal)

(Form of Approval by the Corporation for Series EG Debentures in denominations other than $1,000 and $25,000)

La coupure de cette débenture de la série EG a été approuvée par Bell Canada.

BELL CANADA

Par:
(Titre)

SECTION 4.01
(Form of Trustee’s Certificate) ATTESTATION DU FIDUCIAIRE
La présente débenture est une des débentures à 10,75%, série EG, échéant en 2021, visées dans l’acte de fiducie mentionné ci-dessus.

COMPAGNIE TRUST ROYAL, fiduciaire

Par:

signataire autorisé

(Form of Interest Coupon for Series EG Debentures in denominations of $1,000 and $25,000)
COUPON D’INTÉRÊT
     BELL CANADA paiera au porteur le 15 avril (15 octobre) la somme de DOLLARS en monnaie légale du Canada, à toute succursale au Canada de la Banque de Montréal, au choix du porteur, soit l’intérêt semi-annuel de sa débenture à 10,75%, série EG, échéant en 2021, No

Vice-président	Coupon no F

SECTION 4.01
(Form of Interest Coupon for Series EG Debentures in denominations other than $1,000 and $25,000)
COUPON D’INTÉRÊT

     BELL CANADA paiera au porteur le 15 avril (15 octobre) la somme de DOLLARS en monnaie légale du Canada, au bureau principal de Bell Canada, situé à Montréal (Québec), ou de toute autre manière qui pourra être convenue entre Bell Canada et le porteur de ce coupon, soit l’intérêt semi-annuel de sa débenture à 10,75%, série EG, échéant en 2021, No

     Lorsque le porteur de ce coupon convient avec Bell Canada à n’importe quel moment de diminuer en tout ou en partie l’obligation représentée par ce coupon, la partie de l’obligation ainsi diminuée sera attestée par Bell Canada et certifiée par le fiduciaire au Tableau des paiements d’intérêt ci-joint, et l’obligation de payer la somme d’intérêt susmentionnée sera diminuée à toutes fins de la somme inscrite au Tableau. Lorsque l’obligation totale représentée par ce coupon aura été satisfaite, le porteur remettra celle-ci au fiduciaire pour fins d’annulation.

Vice-président	Coupon n°

Ce coupon se rapporte à l’une des débentures à 10,75%, série EG, échéant en 2021 de Bell Canada.

BELL CANADA

Par.
(Titre)

SECTION 4.01
TABLEAU DES PAIEMENTS D’INTÉRÊT
L’obligation de paiement d’intérêt représentée par ce coupon est diminuée des sommes suivantes :

DATE DE LA DIMINUTION DE L'OBLIGATION DE PAIEMENT D’INTÉRÊT	MONTANT DE LA DIMINUTION DE L'OBLIGATION DE PAIEMENT D’INTÉRÊT	SOLDE DE L'OBLIGATION DE PAIEMENT D’INTÉRÊT	SIGNATURE DU PORTEUR DU COUPON	SIGNATURE D'UN DIRIGEANT OU DU TRÉSORIER ADJOINT DE BELL CANADA	SIGNATAIRE AUTHORISÉ DU FIDUCIAIRE

SECTION 5.01
ARTICLE FIVE Execution

  SECTION 5.01. Counterparts and Formal Date. This Twenty-Ninth Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of April 15, 1991.

     IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BELL CANADA

(Signed) M. BUONAMICI	by: (Signed) R.A. HAMILTON HARDING
Witness

(Signed) S. HASAN	and: (Signed) J.C. MONTY
Witness
(Seal)
THE ROYAL TRUST COMPANY
— COMPAGNIE TRUST ROYAL

(Signed) PIERRE TREMBLAY	by: (Signed) MICHEL LONGPRÉ
Witness

(Signed) SYLVIE ROY	and: (Signed) SYLVIE MARTINEAU
Witness
(Seal)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: February 24, 2006